  Exhibit 99.1

Summary of High-Grade Drill Intercepts in the C-9 and C-10 Veins at the New Polaris Project in BC
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Vancouver, Canada – November 30, 2021 – Canagold Resources Ltd. (TSX: CCM, OTC-QB: CRCUF, Frankfurt: CANA) summarizes the expanding number of high-grade drill intercepts that define two hanging-wall veins, the C-9 and C-10 Veins, which are separate from the C-West Main Vein (“CWM”). Most of the current gold resources are located in the CWM Vein so the recent drilling in the C-9 and C-10 Veins should help expand the current gold resources.

The Company’s on-going 24,000 meter (m), 47 hole drill program is progressing well at its 100% owned New Polaris Gold project located in northwestern British Columbia, 100 kilometers (km) south of Atlin and 60 km northeast of Juneau, Alaska. Drilling is expected to be completed by year-end and assays are anticipated monthly but final assays could take until late March due to the backlog of samples at all commercial laboratories in Canada.

Several drill holes of this infill drill program have returned significant intercepts of gold mineralization in two hanging-wall veins of the CWM Vein system. Combined with holes previously drilled in 1995 and 2006, the number of intercepts to date include nine in the C-9 vein and thirteen in the C-10 vein. Highlights of the intercepts are shown in Table 1 below. All the drill hole collar information is provided in Table 2 and the mineralized intercepts from both veins in Table 3.

Table 1: C-9 and C-10 Veins Highlight Intercepts:

Vein	Hole No:	Down-Hole Depth: m	Length (m) *	Au g/t
C-9	P95C42	318.6	3.8	13.7
C-9	06-1859E2	297.5	1.6	14.9
C-9	21-1844E3	414.4	8.9	11.0
C-9	21-1905E2	353.6	9.9	8.10
C-10	06-1813E2	313.3	1.6	12.7
C-10	06-1859E2	336.2	2.1	15.6
C-10	21-1844E3	438.7	3.0	14.5
C-10	21-1890E1	343.0	8.4	17.1
C-10	21-1905E2	380.9	17.8	11.1

*
Based on the current spacing of the drill hole intercepts the exact attitude of these veins remains open to interpretation, so the true widths have not been calculated at this time.

Scott Eldridge, CEO and Director, said “The rising number of thick, high grade drill intercepts in the C-9 and C-10 veins from this year’s infill drill program is bringing about a rethinking of the economic potential of the other parallel veins in the stacked C vein system. The C-9 and C-10 occur in the southeast lower quadrant of the CWM drill area just west of the No. 1 Fault (See Drill Hole Location Map and Cross Section).

The C-10 vein is the most developed interpretation so far, now extending over 150 m along trend by more than 100 m down dip with downhole thicknesses up to 17.8 m. The downhole intercept of 11.1 gpt Au over 17.8 m is one of the widest mineralized intervals drilled at New Polaris to date. The C-9 has slightly fewer drill intersections but also extends over 150 meters by 100 m with a drilled thickness of up to 9.9 meters.”

Based on the current spacing of the drill hole intercepts the exact attitude of these veins remains open to interpretation, so the true widths have not been calculated at this time. The C-9 and C-10 mineralized horizons were observed in at least two more drill holes that have been logged and sampled and are now awaiting assays. Seven additional drill holes are planned to infill the CWM vein in the coming months that should also intersect the C-9 and C-10 veins to expand as well as infill the area of the current drill intercepts. Once the drilling is completed and all assay results are received, the drill holes that intercept the C-9 and C-10 veins can be included in the next resource estimate for New Polaris.

Infill Holes to Upgrade Inferred Resources to Indicated Resources

The current drill program is designed primarily to in-fill drill the Inferred Resources of the CWM vein system within the currently defined resources in the PEA*. The infill drill holes range in depth from 300 to 650 m and are designed to provide greater density of drill intercepts (20 – 25 m spacing) in areas of Inferred Resources between 150 and 600 m below surface. The improved drill density will be used to upgrade parts of the Inferred Resources to Indicated Resources for inclusion in a future feasibility study.

*The New Polaris resource is contained within a preliminary economic assessment (“PEA”) report which was prepared by Moose Mountain Technical Services in the format prescribed by NI43-101 Standards of Disclosure for Mineral Projects, and filed on Sedar April 18, 2019.

New Polaris Overview

Canagold’s flagship asset is the 100% owned New Polaris Gold Mine project located in northwestern British Columbia about 100 kilometers south of Atlin, BC and 60 kilometers northeast of Juneau, Alaska. The property consists of 61 contiguous Crown-granted mineral claims and one modified grid claim covering 850 hectares. New Polaris lies within the Taku River Tlingit First Nations traditional territory. Canagold is committed to providing employment and business opportunities that help support the local economies in the vicinity of its exploration projects.

The New Polaris gold deposit is an early Tertiary, mesothermal gold-bearing vein system occupying shear zones cross-cutting late Paleozoic andesitic volcanic rocks. It was mined by underground methods from 1938 to 1942, and again from 1946 to early 1951, producing approximately 245,000 oz gold from 740,000 tonnes of ore at an average grade of 10.3 gpt gold. Three main veins (“AB, C and Y”) were mined to a maximum depth of 150 m and have been traced by drilling for up to 1,000 m along strike and up to 800 m down dip, still open for expansion. The gold occurs dominantly in finely disseminated arsenopyrite within quartz-carbonate stock-work veins and altered wall-rocks. Individual mineralized zones extend up to 250 meters in length and 14 meters in width. Average widths more commonly range from 2 to 5 meters.

Qualified Person

Garry Biles, P.Eng, President & COO for Canagold Resources Ltd, is the Qualified Person who reviewed and approved the contents of this news release.

Drill Core Sampling and Quality Assurance – Quality Control Program

Drill core is geologically logged to identify the gold mineralized zones that are allocated unique sample number tickets and marked for cutting using a purpose-built diamond blade rock saw. Half core samples are collected in labelled bags and the other half remains in the original core box stored on site. Quality control (QC) samples including certified reference material standards, blanks and duplicates are inserted into the sample sequence at intervals of one in ten on a rotating basis to monitor laboratory performance and provide quality assurance (QA) of the assay results. Several sample bags are transported together in rice bags with unique numbered security tags attached and labelled with Company and lab contact information to ensure sample security and chain of custody during shipment to the lab.

The samples are submitted to the ALS Geochemistry lab in Whitehorse, YT for preparation and assaying. The entire sample is crushed to 70% passing -2 millimeters and a 250 gram aliquot is split and pulverized to 85% passing -75 microns. Analysis for gold is by 30 gram fire assay and gravimetric finish. A suite of 30 other elements including arsenic, antimony, sulfur and iron are analyzed by aqua-regia digestion Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES). ALS Canada Ltd. is accredited by the Standards Council of Canada and is an ISO/IEC 9001:2015 and 17025:2017 certified analytical laboratory in North America.

"Scott Eldridge”
____________________

Scott Eldridge, Chief Executive Officer
CANAGOLD RESOURCES LTD.

About Canagold - Canagold Resources Ltd. is a growth-oriented gold exploration company focused on generating superior shareholder returns by discovering, exploring and developing strategic gold deposits in North America. Canagold shares trade on the TSX: CCM and the OTCQB: CRCUF.

For More Information - Please contact: Knox Henderson, VP Corporate Development
Toll Free: 1-877-684-9700 Tel: (604) 604-416-0337 Cell: (604) 551-2360
Email: knox@canagoldresources.com Website: www.canagoldresources.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historical facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the future performance of Canagold, and the Company's plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Table 2: Drill Hole Collar Information

Hole ID	Mine East	Mine North	Elevation	Dip	Azimuth	Final Depth
P95C40	1966.0m	575.8m	17.1m	-83°	355°	787m
P95C42	1861.7m	571.5m	17.1m	-78°	000°	673m
P95C43	1861.7m	571.5m	17.1m	-80°	340°	752m
06-1813E2	1813.2m	739.2m	16.1m	-82°	356°	351m
06-1813E3	1813.8m	682.5m	16.3m	-82°	355°	417m
06-1859E2	1859.3m	685.0m	16.8m	-85°	355°	461m
21-1783E5	1765.0m	610.0m	17.6m	-70°	348°	461m
21-1859E1	1859.9m	637.7m	19.6m	-72°	355°	425m
21-1844E1	1840.8m	691.9m	19.7m	-72°	355°	362m
21-1844E2	1844.9m	518.0m	17.6m	-74°	340°	548m
21-1844E3	1843.9m	517.2m	17.6m	-78°	344°	584m
21-1890E1	1882.3m	590.3m	19.7m	-69°	348°	491m
21-1890E2	1881.4m	585.2m	19.7m	-78°	350°	500m
21-1905E2	1910.2m	571.6m	17.6m	-78°	334°	521m

Table 3: C-9 and C-10 Veins All Intercepts:

Vein	Hole No:	Down-Hole Depth: m	Length (m)	Au g/t
C-9	P95C40	479.7	0.7	11.6
C-9	P95C42	318.6	3.8	13.7
C-9	P95C43	338.3	2.1	5.98
C-9	06-1859E2	297.5	1.6	14.9
C-9	21-1844E2	392.9	4.0	2.15
C-9	21-1844E3	414.4	8.9	11.0
C-9	21-1859E1	312.7	4.6	3.41
C-9	21-1890E2	333.2	0.6	4.92
C-9	21-1905E2	353.6	9.9	8.10
C-10	P95C40	493.8	15.1	6.36
C-10	P95C42	352.6	1.1	7.18
C-10	P95C43	345.9	11.1	5.13
C-10	06-1813E2	313.3	1.6	12.7
C-10	06-1813E3	332.6	1.0	6.29
C-10	06-1859E2	336.2	2.1	15.6
C-10	21-1783E5	365.0	1.3	9.94
C-10	21-1844E1	306.1	0.4	9.55
C-10	21-1844E3	438.7	3.0	14.5
C-10	21-1859E1	367.4	1.2	3.92
C-10	21-1890E1	343.0	8.4	17.1
C-10	21-1890E2	368.0	4.3	7.25
C-10	21-1905E2	380.9	17.8	11.1

Composites were calculated from length weighted Au sample interval results. The exact attitude of these veins remains open to interpretation, so the true widths have not been calculated at this time. Grade capping and cut-off have not been applied.